Exhibit (a)(1)(iii)

OFFERING CIRCULAR SUPPLEMENT
(To Offering Circular Dated March 5, 2007)

BELDEN CDT INC.

Exchange Offer for Any or All Outstanding
4.00% Convertible Subordinated Debentures due 2023

(CUSIP Nos. 126924 AA 7 and 126924 AB 5
ISIN Nos. US126924AA79 and US126924AB52)

This offering circular supplement amends and supplements the previously distributed offering circular dated March 5, 2007, which we refer to as the original offering circular, and the related letter of transmittal.

We have filed an amendment to the tender offer statement on Schedule TO with the Securities and Exchange Commission furnishing the information contained herein, as well as other information, and may file further amendments thereto with respect to the exchange offer. The Schedule TO and any and all amendments thereto, including exhibits, may be examined and copies may be obtained from the Securities and Exchange Commission in the manner described in the section “Where You Can Find More Information” beginning on page ii of the original offering circular.

This offering circular supplement contains important changes and should be read carefully and in its entirety in conjunction with the original offering circular and the related letter of transmittal. Except as modified by this offering circular supplement and any amendments to Schedule TO, the terms and conditions set forth in the original offering circular remain applicable to the exchange offer in all respects.

The exchange offer has been extended and will now expire at 5:00 p.m., New York City time, on Thursday, April 19, 2007 unless further extended or earlier terminated by us. Throughout the original offering circular and related letter of transmittal, all references to April 2, 2007 as the expiration date are amended to refer instead to April 19, 2007.

The Exchange Offer

We are offering to exchange an equal amount of new 4.00% Convertible Subordinated Debentures due 2023, or new debentures, for all of our currently outstanding 4.00% Convertible Subordinated Debentures due 2023 issued in July 2003, or old debentures. In addition, we will pay a cash exchange fee of $6.25 per $1,000 principal amount of old debentures validly tendered, not withdrawn and accepted for new debentures. The cash exchange fee has been increased from our originally proposed $2.50 per $1,000 principal amount of old debentures that are exchanged. Throughout the original offering circular and related letter of transmittal, all references to $2.50 as the amount of the cash exchange fee are amended to refer instead to $6.25.

As more fully described in this offering circular supplement, the terms of the net share settlement feature of the new debentures have been amended to require us upon conversion to pay cash up to the principal amount of the new debentures and to pay any conversion consideration in excess of the principal amount in shares of our common stock. As set forth in the original offering circular, we would have had the option to pay any conversion consideration in excess of the principal amount of the new debentures in cash in lieu of all or a portion of such shares.

In addition, as more fully described in this offering circular supplement, we have made upward revisions to the conversion rate adjustments described in the original offering circular that are payable in specified circumstances upon conversions of the new debentures in connection with certain changes in control that occur prior to July 21, 2008.

The exchange offer is described in detail in the original offering circular, and we urge you to read it carefully, including the section entitled “Risk Factors” beginning on page 13, for a discussion of factors you should consider before tendering your old debentures in exchange for new debentures.

Neither our board of directors nor any other person is making any recommendation as to whether you should choose to exchange your old debentures for new debentures.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION OR DETERMINED IF THE ORIGINAL OFFERING CIRCULAR OR THIS OFFERING CIRCULAR SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this offering circular supplement is April 4, 2007.

The section “Summary — Concurrent Offering” on page 1 of the original offering circular is deleted in its entirety and replaced with the following:

Recent Developments

On March 16, 2007, we completed the private placement of $350 million aggregate principal amount of our 7% Senior Subordinated Notes due 2017 (the “Notes”). The Notes are guaranteed by certain of our subsidiaries and rank senior to the old debentures and the new debentures. The Notes are subject to an indenture that contains restrictive covenants including restrictions on our ability to incur additional debt; prepay subordinated indebtedness; pay dividends or make other distributions on our capital stock; sell all, or substantially all, of our assets; and create liens on assets to secure debt. The indenture governing the Notes permits the payment of cash upon conversion of the new debentures equal in most cases to the principal amount of any new debenture being converted.

At the end of March, we completed the previously announced acquisition of LTK Wiring Company Limited and certain of its affiliates, a Hong Kong-based cable manufacturer, for a cash purchase price of approximately $195 million. In addition, at the end of March, we completed the acquisition of Hirschmann Automation and Control GmbH and certain affiliates, a Germany-based supplier of electronics equipment, components and related products, for a cash purchase price of approximately $260 million. On March 28, 2007, we announced entry into a definitive agreement to acquire Lumberg Automation Components GmbH and related entities, a Germany-based supplier of industrial connectivity products for factory automation machinery. We expect the acquisition of Lumberg Automation to close in the second quarter of 2007.

The “Summary” section of the original offering circular is amended and supplemented by the addition of the following text at the end of such section:

Summary Historical Consolidated Financial Data

The following table summarizes certain of our historical consolidated financial data for the periods indicated. The balance sheet data as of December 31, 2006 and 2005 and the statement of operations data for the years ended December 31, 2006, 2005 and 2004 have been derived from our audited consolidated financial statements. You should read the summary historical consolidated financial data set forth below in conjunction with our Annual Report on Form 10-K for the year ended December 31, 2006 and the consolidated financial statements, related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included therein. Our historical consolidated financial information may not be indicative of our future performance.

In 2004, Belden Inc. merged with and became a wholly owned subsidiary of Cable Design Technologies Corporation (“CDT”), and CDT (as the surviving parent) changed its name to Belden CDT Inc. The merger was treated as a reverse acquisition under the purchase method of accounting. For financial reporting purposes, the results of operations of CDT are included in our operating results from July 16, 2004.

	Year Ended December 31,
	2006	2005	2004
	(In thousands, except per share data)

Consolidated Statement of Operations Data:
Revenues	$1,495,811	$1,245,669	$864,725
Cost of sales	(1,162,498)	(968,296)	(674,757)

Gross profit	333,313	277,373	189,968
Selling, general and administrative expenses	(203,756)	(203,825)	(147,663)
Asset impairment	(11,079)	(8,010)	(8,871)
Minimum requirements contract income	—	3,000	3,000

Operating income	118,478	68,538	36,434
Interest expense	(13,096)	(15,036)	(14,709)
Interest income	7,081	4,737	1,511
Other income (expense)	(187)	(699)	1,361

Income from continuing operations before taxes	112,276	57,540	24,597
Income tax expense	(40,713)	(23,972)	(13,897)

Income from continuing operations	71,563	33,568	10,700
Gain (loss) from discontinued operations, net of tax	(1,330)	(1,173)	4,236
Gain (loss) on disposal of discontinued operations, net of tax	(4,298)	15,163	253

Net income	$65,935	$47,558	$15,189

Weighted average number of common shares and equivalents:
Basic	43,319	45,655	35,404
Diluted	50,276	52,122	38,724

Basic income (loss) per share:
Continuing operations	$1.65	$0.74	$0.30
Discontinued operations	(0.03)	(0.03)	$0.12
Disposal of discontinued operations	(0.10)	0.33	0.01

Net income per basic share	$1.52	$1.04	$0.43

Diluted income (loss) per share:
Continuing operations	$1.48	$0.69	$0.31
Discontinued operations	(0.03)	(0.02)	0.11
Disposal of discontinued operations	(0.08)	0.29	0.01

Net income per diluted share	$1.37	$0.96	$0.43

	As of	As of
	December 31,	December 31,
	2006	2005
	(In thousands)

Consolidated Balance Sheet Data:
Current assets	$719,436	$667,994
Non-current assets	636,532	638,741
Current liabilities	262,008	289,078
Non-current liabilities	250,059	296,235
Minority interest	—	7,914
Total stockholders’ equity	843,901	713,508
Book value per share(1)	$19.11

(1)	Book value per share of common stock was determined based on total stockholders’ equity divided by common stock outstanding as of December 31, 2006.

The following text amends and restates in its entirety the section “Description of the New Debentures — Conversion Rights — Net Share Settlement Upon Conversion” on pages 30-32 of the original offering circular:

Holders that surrender their new debentures for conversion will receive, in exchange for those new debentures, cash or, if applicable, a combination of cash and shares of our common stock, as follows. Upon conversion, holders will receive, per $1,000 principal amount of new debentures being converted, a “settlement amount” that is equal to the sum of the “daily settlement amounts” (as described below) for each of the 20 trading days during the “cash settlement averaging period” (as described below).

The “cash settlement averaging period” with respect to any new debenture means the 20 consecutive trading-day period that begins on, and includes, the second trading day after the day the new debentures are tendered for conversion.

The “daily settlement amount,” for each of the 20 trading days during the cash settlement averaging period, consists of:

•	cash equal to the lesser of $50 and the “daily conversion value” (as described below), which amount of cash we refer to as the “daily principal return”; and

•	to the extent the daily conversion value exceeds $50, a number of whole shares of our common stock equal to the “daily share amount” (as described below) for such trading day; provided, however, that we will pay cash in lieu of fractional shares based on the closing sale price per share of our common stock on the last day of the cash settlement averaging period.

The “daily share amount” on a given trading day in the relevant cash settlement averaging period means:

•	the excess of the daily conversion value over $50, divided by;

•	the VWAP price of our common stock on that trading day.

The “daily conversion value” on a given trading day in the relevant cash settlement averaging period means one-twentieth of the product of:

•	the conversion rate of the new debentures in effect on that trading day; and

•	the VWAP price of our common stock on that trading day.

We refer to the cash due upon conversion as the “principal return,” and we refer to the shares, if any, that are due upon conversion as the “net shares.”

“Trading day” generally means any day during which:

•	trading in our common stock generally occurs on the primary United States national securities exchange or market on which our common stock is listed or admitted to trading; and

•	there is no “market disruption event” (as described below).

“Market disruption event” means (i) a failure by the primary United States national securities exchange or market on which our common stock is listed or admitted to trading to open for trading during its regular trading session or (ii) the occurrence or existence prior to 1:00 p.m. on any trading day for our common stock for an aggregate of at least 30 minutes of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant securities exchange or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock.

The “VWAP price” per share of our common stock on any trading day means such price as displayed on Bloomberg (or any successor service) page BDC <Equity> VAP in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such trading day; or, if such price is not available, the VWAP price means the volume weighted average price per share of our common stock on such day as determined by a nationally recognized investment banking firm retained for this purpose by us.

We may be unable to pay the cash portion of the conversion value upon conversion of any new debentures by holders. Our ability to settle our conversion obligation with respect to the new debentures in cash may be limited by law or by our debt agreements in existence at the time of such conversion. Accordingly, we may not have the financial resources, or may not be able to arrange financing, to pay any portion of the conversion value in cash. See “Risk Factors — Risks Related to the New Debentures — We may not have the funds necessary to finance the repurchase or conversion of the new debentures or may otherwise be restricted from making such repurchase or conversion if required by holders pursuant to the indenture.”

The information under the caption “Settlement upon conversion” in the section “Summary — Material Differences Between the Old Debentures and the New Debentures” on pages 6-7 of the original offering circular and under the caption “Net share settlement upon conversion” in the section “Summary — The New Debentures” on pages 8-9 of the original offering circular is revised to reflect the information presented above.

The requirement for delivery of the settlement amount has been changed from the third trading day immediately following the last trading day of the applicable cash settlement averaging period to the first trading day immediately following the last trading day of the applicable cash settlement averaging period.

The following text amends and restates in its entirety the section “Description of the New Debentures — Conversion Rights — Settlement of Conversions Upon Fundamental Changes” on pages 34-35 of the original offering circular:

If we are required to increase the conversion rate by the applicable increase as a result of a fundamental change, new debentures surrendered for conversion will be settled as follows (subject in all respects to the provisions set forth above under “— Net Share Settlement Upon Conversion”):

•	If the last trading day of the applicable cash settlement averaging period related to new debentures surrendered for conversion is prior to the third scheduled trading day preceding the anticipated effective date of such fundamental change, we will settle such conversion as described under “— Net Share Settlement Upon Conversion” above by delivering the amount of consideration due (as described above under “— Net Share Settlement Upon Conversion,” based on the conversion rate prior to adjustment for the applicable increase) on the first trading day immediately following the last day of the applicable cash settlement period. In addition, as soon as practicable following the effective date of such fundamental change, we will deliver the increase in such amount of cash and shares of our common stock or reference property deliverable in lieu of shares of our common stock, if any, as the case may be, as if the conversion rate had been increased by the applicable increase during the related cash settlement averaging period (and based upon the relevant daily VWAP prices during such cash settlement averaging period). If such applicable increase results in an increase to the amount of cash to be paid to holders, we will pay such increase in cash, and if such increased amount results in an increase to the number of shares of our common stock, we will deliver such increase by delivering shares of our common stock or reference property based on such applicable increase.

•	If the last trading day of the applicable cash settlement averaging period related to new debentures surrendered for conversion is on or following the third scheduled trading day preceding the anticipated effective date of the fundamental change, we will settle such conversion as described under “— Net Share Settlement Upon Conversion” above (based on the conversion rate as increased by the additional shares described above) on the later to occur of (i) the effective date of the transaction and (ii) the first trading day immediately following the last trading day of the applicable cash settlement averaging period.

Because we may not deliver the consideration due solely as a result of the increase in the conversion rate described above until after the effective date of the fundamental change, to the extent the daily conversion value on any trading day during the cash settlement averaging period exceeds $50, the consideration due in respect of such excess may not consist of shares of our common stock as a result of the provisions described above under the caption “Conversion Upon Specified Corporate Transactions.” Accordingly, to the extent the daily conversion value on any trading day during the cash settlement averaging period exceeds $50, the consideration due in respect of such excess may be paid in reference property.

The following table sets forth the revised conversion rate adjustments payable in certain circumstances upon conversions of the new debentures in connection with fundamental changes (as such term is defined in the original offering circular). It replaces the table on page 34 of the original offering circular in the section “Description of the New Debentures — Conversion Rights — Adjustment to the Conversion Rate Upon Fundamental Changes”:

	Stock Price
Effective Date	$13.00	$15.00	$20.00	$25.00	$30.00	$35.00	$40.00	$45.00	$50.00	$55.00	$60.00	$65.00

March 2, 2007	20.93	17.31	7.55	3.77	2.19	1.71	1.50	1.33	1.20	1.09	1.00	0.92
July 15, 2007	20.93	15.67	6.04	2.64	1.38	1.14	1.00	0.89	0.80	0.73	0.66	0.62
July 21, 2008	20.93	10.67	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

On April 3, 2007, the closing sale price of our common stock was $55.10 per share.

In addition to the information set forth above, we have made certain other changes to the original offering circular as set forth in our Amendment No. 2 to Schedule TO filed with the Securities and Exchange Commission on April 4, 2007.

BELDEN CDT INC.

Exchange Offer for Any or All Outstanding

4.00% Convertible Subordinated Debentures due 2023

Questions, requests for assistance and requests for additional copies of the original offering circular or this offering circular supplement, any documents incorporated by reference into the original offering circular or the accompanying letter of transmittal should be directed to the exchange agent and information agent at the telephone numbers set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the exchange offer.

The exchange agent for the exchange offer is:

Global Bondholder Services Corporation

65 Broadway — Suite 723
New York, New York 10006
Attention: Corporate Actions
(212) 430-3774

The information agent for the exchange offer is:

Global Bondholder Services Corporation

65 Broadway — Suite 723
New York, New York 10006
Attention: Corporate Actions
Banks and Brokerage Firms Call: (212) 430-3774
All Others Call (Toll-Free): (866) 807-2200

Offering Circular Supplement dated April 4, 2007.